Exhibit 99.1

Ambow Education Announces First Half 2015 Unaudited Financial Results

BEIJING, September 15, 2015 -- Ambow Education Holding Ltd. ("Ambow" or the "Company"), a leading national provider of educational and career enhancement services in China, today announced unaudited financial and operating results for the six months ended June 30, 2015.

“We are delighted to make significant progress during our restructuring,” commented Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “With the sale of the Jinghan tutoring business in the second quarter, we have set the stage to establish a leadership position in the career enhancement industry and transforming into a university platform that will extend from China to the United States. In addition, our new Chief Operating Officer Chiao-Ling Hsu has extensive knowledge and experience in the education profession, and her expertise will be a key factor as we implement Ambow’s business and strategic initiatives for the next phase of our growth.”

Kia Jing Tan, Chief Financial Officer, added, “In the first half of 2015 we continued to strengthen our leadership position in the career enhancement industry, while generating stable cash flow from the Better School segment. As of June 30, 2015, our total cash balance including cash and cash equivalents and restricted cash reached total of RMB518.1 million. With an enhanced capital structure and Corporate Governance, along with the successful completion of our Reverse Stock Split, we will continue our efforts to maximize value for our shareholders.”

“We are redesigning the Company’s internal structure and Enterprise Resource Planning system to provide an effective operating foundation for our long-term growth, while continuing to provide exceptional educational and career enhancement services in China,” concluded Chiao-Ling Hsu, Chief Operating Officer.

Year-to-Date Financial Review For The Six Months Ended June 30, 2015

•	Net revenues for the first half of 2015 were RMB184.5 million (US$29.8 million), compared with RMB196.6 million in the same period of 2014.
•	Gross profit in the first half of 2015 was RMB72.3 million (US$11.7 million), an increase of 1.8% compared with gross profit of RMB71.0 million in the first half of 2014. Gross profit margin in the first half of 2015 was 39.2%, compared with gross profit margin of 36.1% in the first half of 2014.
•	The operating expenses for the first half of 2015 were RMB166.0 million (US$26.8 million), compared with operating expenses of RMB199.4 million in the same period of 2014. The decrease in operating expenses was primarily benefited from the cost-saving initiatives including headcount reduction, drop of rental expenses and other effective cost control management.
•	Net income attributable to the Company was RMB203.8 million (US$32.9 million) in the first half of 2015, or RMB6.44 (US$1.048) per basic and diluted share, compared with a net loss of RMB310.5 million, or a loss of RMB54.29 per basic and diluted share, in the same period of 2014. Net income for the first half of 2015 included an RMB347.4 million (US$56.0 million) net gain from the Jinghan disposal, which occurred in the second quarter. There was an RMB143.8 million expense related to the loss from extinguishment of debt in 2014.
•	As of June 30, 2015, the Company had an improved cash balance with a total of RMB518.1 million (US$83.6), including cash and cash equivalents of RMB316.1 million and restricted cash of RMB202.0 million, compared with a total cash balance of RMB182.3 million as of December 31, 2014.
•	After a one-for-thirty Reverse Stock Split completed on September 4, 2015, the Company has 37,859,756 Class A Ordinary Shares, of which 37,780,846 Class A Ordinary Shares are issued and outstanding. Additionally, of the 37,859,756 Class A Ordinary Shares, 747,883 ADRs, representing 1,495,766 underlying ordinary shares, were held of record by DTC, the Depository Trust Company, under the nominee name of Cede & Co., on behalf of DTC participants.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.200 as of June 30, 2015.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and full year 2015 and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8104

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10-6535-0147

Email:ambow@tpg-ir.com

- Tables to Follow -

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of June 30,	As of June 30,	As of December 31,
	2015	2015	2014
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	50,979	316,067	180,285
Restricted cash	32,588	202,048	2,048
Term deposits	161	1,000	1,000
Accounts receivable, net	3,093	19,177	13,525
Amounts due from related parties	195	1,209	2,780
Deferred tax assets	2,805	17,388	19,003
Prepaid and other current assets	25,581	158,603	147,876
Consideration receivable	7,065	43,800	133,800
Assets classified as held for sale	-	-	512,422
Total current assets	122,467	759,292	1,012,739
Non-current assets:
Property and equipment, net	22,421	139,009	149,272
Land use rights, net	316	1,959	1,981
Intangible assets, net	18,914	117,266	122,157
Goodwill	13,537	83,927	84,541
Deferred tax assets, non-current	2,602	16,134	14,001
Other non-current assets	19,323	119,800	120,997

Total non-current assets	77,113	478,095	492,949

Total assets	199,580	1,237,387	1,505,688

LIABILITIES
Short-term borrowings *	1,353	8,390	39,633
Convertible loan *	-	-	13,470
Deferred revenue *	21,602	133,931	116,959
Accounts payable *	5,872	36,409	39,966
Accrued and other liabilities *	50,060	310,372	486,634
Income taxes payable *	61,452	381,003	230,659
Amounts due to related parties *	634	3,931	8,453
Amount due to deconsolidated subsidiaries *	3,572	22,144	22,144
Liabilities classified as held for sale *	-	-	533,418
Total current liabilities	144,545	896,180	1,491,336
Deferred tax liabilities *	10,666	66,127	67,658
Total liabilities	155,211	962,307	1,558,994

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of June 30, 2015 and December 31, 2014)	-	-	-
Ordinary shares
(US$0.003 par value; 40,000,000 and 40,000,000 shares authorized, 37,780,846 and 30,536,833 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively)	114	708	574
Additional paid-in capital	554,023	3,434,942	3,325,288
Statutory reserve	13,029	80,777	80,777
Retained earnings	(523,903)	(3,248,200)	(3,451,958)
Accumulated other comprehensive income (loss)	733	4,539	(3,740)
Total Ambow Education Holding Ltd.’s shareholders’ equity (deficit)	43,996	272,766	(49,059)
Non-controlling interests	373	2,314	(4,247)
Total equity (deficit)	44,369	275,080	(53,306)
Total liabilities and equity	199,580	1,237,387	1,505,688

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
 (All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2015	2015	2014	2015	2015	2014
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	29,752	184,460	196,621	17,811	110,427	110,052
Total net revenues	29,752	184,460	196,621	17,811	110,427	110,052
COST OF REVENUES
Educational program and services	(18,088)	(112,145)	(125,579)	(9,645)	(59,799)	(65,879)
Total cost of revenues	(18,088)	(112,145)	(125,579)	(9,645)	(59,799)	(65,879)

GROSS PROFIT	11,664	72,315	71,042	8,166	50,628	44,173
Operating expenses:
Selling and marketing	(4,597)	(28,500)	(38,251)	(2,346)	(14,548)	(17,228)
General and administrative	(21,634)	(134,134)	(154,248)	(12,134)	(75,229)	(79,657)
Research and development	(536)	(3,325)	(6,924)	(340)	(2,107)	(3,057)
Total operating expenses	(26,767)	(165,959)	(199,423)	(14,820)	(91,884)	(99,942)

OPERATING LOSS	(15,103)	(93,644)	(128,381)	(6,654)	(41,256)	(55,769)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	(9,175)	(56,885)	(22,189)	154	952	(16,167)
Loss in extinguishment of debt	-	-	(143,849)	-	-	(143,849)
Foreign exchange losses, net	(130)	(809)	(134)	(3)	(20)	(15)
Other income (loss), net	749	4,646	(2,492)	817	5,067	385
Total other income (expenses)	(8,556)	(53,048)	(168,664)	968	5,999	(159,646)
LOSS BEFORE INCOME TAX, NON-CONTROLLING INTEREST, AND DISCONTINUED OPERATIONS	(23,659)	(146,692)	(297,045)	(5,686)	(35,257)	(215,415)
Income tax benefit (expense)	1,114	6,904	(16,518)	1,069	6,630	(3,849)

LOSS FROM CONTINUING OPERATIONS	(22,545)	(139,788)	(313,563)	(4,617)	(28,627)	(219,264)
Income from and gain on sale of discontinued operations, net of income tax	55,500	344,099	3,197	56,040	347,449	22,666

NET INCOME (LOSS)	32,955	204,311	(310,366)	51,423	318,822	(196,598)
Non-controlling interest from continuing operations	(87)	(542)	(170)	(61)	(379)	(398)
Non-controlling interest on sale of discontinued operations	(2)	(11)	-	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	32,866	203,758	(310,536)	51,362	318,443	(196,996)

Net loss from continuing operations per share- basic and diluted	-0.72	-4.44	-54.85	-0.12	-0.77	-39.58

Net income from discontinued operations per share- basic and diluted	1.76	10.88	0.56	1.48	9.20	4.08

Total income (loss) per share- basic and diluted	1.04	6.44	54.29	1.36	8.43	35.50

Weighted average shares used in calculating basic and diluted net income (loss) per share	31,617,431	31,617,431	5,720,221	37,780,846	37,780,846	5,549,782